Exhibit 12.1

Computation of Ratio of Earnings to Fixed Charges
CSX Corporation
Ratio of Earnings to Fixed Charges

(Millions of Dollars)

	For the Fiscal Years Ended
	Dec. 30, 2005	Dec. 31, 2004	Dec. 26, 2003	Dec. 27, 2002	Dec. 28, 2001
EARNINGS:

Earnings Before Income Taxes	$1,036	$637	$195	$652	$374
Interest Expense	423	435	418	445	518
Amortization of Debt Discount	5	9	4	4	-
Interest Portion of Fixed Rent	56	46	62	77	88
Undistributed Earnings of Unconsolidated Subsidiaries	(56)	(139)	(32)	(38)	(8)
Earnings, as Adjusted	$1,464	$988	$647	$1,140	$972
FIXED CHARGES:
Interest Expense	$423	$435	$418	$445	$518
Capitalized Interest	2	3	3	3	7
Amortization of Debt Discount	5	9	4	4	-
Interest Portion of Fixed Rent	56	46	62	77	88
Fixed Charges	$486	$493	$487	$529	$613
Ratio of Earnings to Fixed Charges	3.0x	2.0x	1.3x	2.2x	1.6x

EI-6